WOODSIDE
AUSTRALIAN ENERGY

19 August 2002

02049955

02 SEP 13 AM 9:23

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document which has recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to Chinguetti-4-2 (Mauritania, PCS B), lodged with the Australian Stock Exchange on 19 August 2002

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

dlw 9/17

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

19 August 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania, PSC B
Chinguetti-4-2

Woodside Mauritania Pty Ltd., Operator of the Mauritania PSC B Joint Venture, reports that on 19 August the Chinguetti-4-2 step-out exploration well is currently running wireline logs at the total depth of 2655 metres.

Since the last report, the cored interval from 2385 to 2428 metres was opened from 8½ to 12¼ inches, a 12¼ inch hole was drilled to total depth and acquisition of wireline evaluation logs commenced.

A preliminary evaluation of the wireline log data indicates that the well has intersected several oil-bearing sandstones in the primary objective over a gross hydrocarbon interval of 94 metres within the well. A shallower zone contains gas bearing sandstones over a 3 metre interval.

The logging and evaluation programme is continuing.

Following the completion of the logging programme it is now planned to run a production test of the primary objective interval.

All reported depths are referenced to the rig rotary table.

Participants in the Area B PSC are as follows:

	%
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Oil and Gas NL	6.0%
Roc Oil (Mauritania) Company	2.4%

ANTHONY NIARDONE
Asst. Company Secretary